Exhibit 99.3

Risks Related to the Development and Clinical Testing of our Product Candidates

We depend entirely on the success of KeyzilenTM and AM-111, which are still in clinical development. If our clinical trials are unsuccessful, we do not obtain regulatory approval or we are unable to commercialize KeyzilenTM and AM-111, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of KeyzilenTM and AM-111, which are still in clinical development. Our ability to generate product revenues, which we do not expect will occur for at least the next couple years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. We currently generate no revenues from sales of any drugs, and we may never be able to develop or commercialize a marketable drug. The success of KeyzilenTM and AM-111 will depend on several factors, including the following:

•	completing clinical trials that demonstrate the efficacy and safety of our product candidates;

•	receiving marketing approvals from competent regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	acceptance of our product candidates by patients, the medical community and third-party payors,

•	a continued acceptable safety profile following approval;

•	competing effectively with other therapies; and

•	qualifying for, maintaining, enforcing and defending our intellectual property rights and claims.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize KeyzilenTM or AM-111, which would materially adversely affect our business, financial condition and results of operations.

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If clinical trials of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of pre-clinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. For example, the positive results generated to date in clinical trials for our product candidates do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Our future clinical trial results may not be successful.

Clinical trials must be conducted in accordance with FDA, EMA and comparable foreign regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practices, or cGMP, and other requirements. We depend on medical institutions and clinical research organizations, or CROs, to conduct our clinical trials in compliance with current good clinical practice, or cGCP, standards. To the extent the CROs fail to enroll participants for our clinical trials, fail to conduct the trial to cGCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

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To date, we have not completed all clinical trials required for the approval of any of our product candidates. KeyzilenTM and AM-111 are in Phase 3 clinical development. KeyzilenTM is being developed for acute inner ear tinnitus under a special protocol assessment, or SPA, with the FDA. AM-111 is being developed for acute sensorineural hearing loss. A first Phase 3 clinical trial, entitled Efficacy and Safety of AM-111 in the Treatment of Acute Inner Ear Hearing Loss, or HEALOS, is enrolling 255 patients in Europe and Asia, and a second Phase 3 trial, entitled Efficacy and Safety of AM-111 as Acute Sudden Sensorineural Hearing Loss Treatment, or ASSENT, is enrolling 300 patients in the U.S., Canada, and South Korea. In addition, we are planning a Phase 2 trial, entitled Efficacy and Safety of AM-111 in the Treatment of Surgery-Induced Hearing Loss, or REACH, in the U.S. Provided that we obtain grant or other funding, REACH could be initiated in the first half 2017 at the earliest. The development of our other product candidates is less advanced and trials have not yet started.

The completion of clinical trials for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

•	the delay or refusal of regulators or IRBs to authorize us to commence a clinical trial at a prospective trial site and changes in regulatory requirements, policies and guidelines;

•	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	the inability to enroll a sufficient number of patients in trials to ensure adequate statistical power to detect statistically significant treatment effects;

•	negative or inconclusive results, which may require us to conduct additional pre-clinical or clinical trials or to abandon projects that we expect to be promising;

•	safety or tolerability concerns could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

•	lower than anticipated retention rates of patients and volunteers in clinical trials;

•	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

•	delays relating to adding new clinical trial sites;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	errors in survey design and translation;

•	delays in establishing the appropriate dosage levels;

•	the quality or stability of the product candidate falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical trials; and

•	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

Any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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Positive or timely results from pre-clinical or early stage trials do not ensure positive or timely results in late stage clinical trials or product approval by the FDA, the EMA or comparable foreign regulatory authorities. Products that show positive pre-clinical or early clinical results may not show sufficient safety or efficacy in later stage clinical trials and therefore may fail to obtain regulatory approvals. For example, although KeyzilenTM achieved favorable results in our Phase 2 efficacy trial, in August 2016, we announced that the Phase 3 TACTT2 clinical trial of KeyzilenTM did not meet its two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. There can be no assurances that TACTT3, our ongoing Phase 3 clinical trial with KeyzilenTM will meet its primary efficacy endpoints. In addition, pre-clinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. In the case of our late stage clinical product candidates, results may differ in general on the basis of the larger number of clinical trial sites and additional countries and languages involved in Phase 3 clinical trials.

In the case of KeyzilenTM our endpoints in Phase 3 clinical trials are based on patient reported outcomes, some of which are captured daily from trial participants with electronic diaries. Based on insights from our continuing analysis of the TACTT2 trial, we believe the high frequency of tinnitus loudness ratings over an extended period of time may have caused a number of patients to excessively focus on their tinnitus symptoms, thereby influencing the measured outcome. In addition, low compliance with daily reporting requirements may impact the trials’ validity or statistical power.

Under the SPA with the FDA we agreed to use the Tinnitus Functional Index, or TFI, as a co-primary efficacy endpoint in the TACTT2 trial and a secondary efficacy endpoint in the TACTT3 trial. Based on our ongoing analysis of the TACTT2 clinical trial results, we are amending our protocol for the TACTT3 Phase 3 clinical trial of KeyzilenTM to elevate the change in the TFI score from a key secondary endpoint to an alternate primary efficacy endpoint. We used a different tinnitus questionnaire in the previous clinical trials with KeyzilenTM (Tinnitus Handicap Inventory 12, THI-12, a 12-item short version of the 25-item Tinnitus Handicap Inventory, or THI). Unlike the THI-12, the TFI was developed and validated broadly in accordance with the FDA’s guidance for patient-reported outcome measures and with the explicit aim of measuring treatment-related changes in tinnitus. In addition, the TFI covers all important domains of negative tinnitus impact including sleep difficulties, whereas the THI-12 does not include any sleep-related item. In spite of the methodological superiority of the TFI and a 2011 study by Meikle et al. showing a high correlation between THI and TFI scores with higher responsiveness to change of the latter, there is no assurance that outcomes with the TFI will be qualitatively and quantitatively similar or the same as those that would result with the THI-12. In the TACTT2 trial, treatment with KeyzilenTM did not result in a clinically meaningful change in TFI in the overall study population.

In the case of AM-111 we are evaluating the safety and efficacy in an idiopathic condition which implies a considerable heterogeneity in the etiology and natural history of the condition. This may have an impact on the safety and efficacy outcomes of our Phase 3 clinical trials. In addition, in HEALOS and ASSENT, we extended the time window for enrollment into the study, from up to 48 hours to up to 72 hours, in response to results from the Phase 2 trial showing an increasing treatment effect the later the treatment was given. This was due to declining spontaneous recovery rates while the effects with active treatment held steady. Although spontaneous recovery is expected to decline further between 48 and 72 hours, we have no assurance that improvement achieved with the active treatment will remain stable. Based on discussions with the FDA and EMA, we moved the primary endpoint from Day 7 in the Phase 2 trial to later time points in the Phase 3 trials: to Day 28 in HEALOS and to Day 91 in ASSENT. In the Phase 2 trial, a therapeutic effect of AM-111 was observed in a clinically meaningful and statistically significant way in the relevant patient population on Day 3, and the majority of the effect was achieved by Day 7; however, superior results were also observed at later time points. Therefore, we expect to be able to demonstrate a therapeutic effect at the later time points in the Phase 3 trials. However, this expectation is based on the assumption that hearing recovery patterns will be similar as in the Phase 2 trial, and there is no assurance that this will be the case.

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Whereas in our Phase 2 trial we had full placebo control for the primary endpoint at Day 7 and an oral corticosteroid could only be administered as a reserve therapy in case of insufficient hearing recovery to that point, such trial design is not feasible in certain countries due to the use of oral corticosteroids as standard of care. Hence, in the planned ASSENT trial oral corticosteroids will be offered as background therapy to all study participants. Although there is no clear evidence for the efficacy of oral corticosteroids in the treatment of idiopathic sudden sensorineural hearing loss, or ISSNHL, we have assumed a small impact of background therapy on hearing recovery when calculating the number of patients that are required to demonstrate AM-111’s efficacy in a statistically significant and clinically meaningful way. We cannot rule out the possibility that the background therapy will enhance hearing recovery more substantially, and that in consequence the trial may not demonstrate the therapeutic benefit of AM-111. We will conduct an interim analysis at the midpoint of enrollment, and the study protocol allows for adjusting the size of the trial if suggested by the interim analysis; however, the required adjustment may be too large to be considered feasible and we may have to change the trial design significantly or stop the trial altogether.

Orphan drug designation for AM-111 was granted by the FDA and EMA for the treatment of acute sensorineural hearing loss, or ASNHL, an umbrella term that comprises hearing loss from acute acoustic trauma, or AAT, surgery-induced trauma or ISSNHL. We estimate ISSNHL to be the largest of the three subgroups. The broader, more general designation of ASNHL is based on the common pathophysiologic pathway shared by the three subgroups. Although we expect to obtain regulatory approval for the entire indication of ASNHL based on confirmatory efficacy and safety data that covers only one or two rather than all of the three subgroups, there can be no assurance that regulatory agencies will concur with this assumption at the time of the marketing approval procedure. In that case, it may not be sufficient to conduct HEALOS and ASSENT in the subgroup of ISSNHL and REACH in the subgroup of surgery-related trauma, as is currently planned.

Based on our ongoing analysis of the TACTT2 clinical trial results, we are amending our protocol for the ongoing TACTT3 Phase 3 clinical trial of KeyzilenTM, which will cause our product development costs to increase. If we are required to make further changes the trial design of, or conduct additional clinical trials or other testing of KeyzilenTM, AM-111, or any other product candidate that we develop beyond the trials and testing that we contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with KeyzilenTM, AM-111 or our other product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	remove the product from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals or if we are required to conduct additional clinical trials or other testing of KeyzilenTM and we may be required to obtain additional funds to complete clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our trials after they have begun. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates, which may harm our business and results of operations. In addition, some of the factors that cause, or lead to, clinical trial delays may ultimately lead to the denial of regulatory approval of KeyzilenTM, AM-111 or any other product candidate.

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If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

If our product candidates are associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in pre-clinical or early stage testing have later been found to cause side effects that restricted their use and prevented further development of the compound for larger indications.

In our clinical trials of KeyzilenTM and AM-111 to date, adverse events have included procedure-related transient changes in tinnitus loudness, muffled hearing, ear discomfort or pain, incision site complications and middle ear infections. A limited number of serious adverse events were observed (in 2.4% of patients enrolled in the KeyzilenTM Phase 2 program, in 2.5% in the TACTT2 clinical trial with KeyzilenTM and in 4.5% of patients in the AM-111 Phase 2 study); all (KeyzilenTM) or most (AM-111) were considered unrelated or unlikely related to the treatment. Occurrence of serious procedure-or treatment-related side effects could impede clinical trial enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. They could also adversely affect physician or patient acceptance of our product candidates.

Additionally if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation and physician or patient acceptance of our products may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

We depend on enrollment of patients in our clinical trials for our product candidates. If we are unable to enroll patients in our clinical trials, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In our Phase 3 clinical trials of KeyzilenTM, we enroll patients with acute inner ear tinnitus, meaning patients with symptom duration of three months or less, due to traumatic injury to their cochlea or otitis media. Thus, we must identify, recruit, enroll and dose patients with tinnitus caused by a pre-determined universe of factors in a limited time frame. Our product candidate AM-111, which is intended for patients with acute inner ear hearing loss, which is also known as acute sensorineural hearing loss or ASNHL, has orphan drug designation for the treatment of ASNHL, which means that the potential patient population is more limited. In our late stage clinical program with AM-111 the enrollment window is 72 hours from onset, meaning that we must enroll patients in a short time frame. This short enrollment window may negatively impact our enrollment rate.

The specific target population of patients and therapeutic time windows may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently we have no products that have been approved for commercial sale; however, the current and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates.

Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates.

We purchase liability insurance in connection with each of our clinical trials. It is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

We have obtained orphan drug designation for AM-111 for the treatment of ASNHL from the FDA and the EMA, and we may rely on obtaining and maintaining orphan drug exclusivity for AM-111, if approved. Orphan drug designation may not ensure that we will enjoy market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug exclusivity for AM-111, we may be subject to earlier competition and our potential revenue will be reduced.

AM-111 has been granted orphan drug designation for the treatment of ASNHL by the FDA and EMA. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

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Even though we have obtained orphan drug designation for AM-111 for the treatment of ASNHL in the United States and Europe, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug designation for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

The orphan drug designation for AM-111 relates to ASNHL, an umbrella term comprising acute acoustic trauma, ISSNHL and surgery-induced trauma based on a common pathophysiologic pathway. Our Phase 3 late-stage program is only enrolling patients suffering from ISSNHL, which represent the largest of the three ASNHL subgroups. Based on its outcomes, we may obtain marketing authorization only for the ISSNHL subgroup, and additional studies may be required to obtain marketing authorization for the entire ASNHL indication.

Due to our limited resources and access to capital, we must and have in the past decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of KeyzilenTM and AM-111 for the treatment of acute inner ear tinnitus and acute inner ear hearing loss, respectively. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for inner ear disorders, our business, financial condition and results of operations could be materially adversely affected.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.

Risks Related to Regulatory Approval of our Product Candidates

We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have two product candidates in late-stage clinical development. KeyzilenTM is in Phase 3 clinical development for the treatment of acute inner ear tinnitus under a SPA from the FDA and based on scientific advice from the EMA. AM-111 is in Phase 3 clinical development for the treatment of acute sensorineural hearing loss for which we received feedback from the FDA and EMA on multiple occasions. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

Although certain of our employees have prior experience with submitting marketing applications to the FDA, EMA or comparable foreign regulatory authorities, we as a company have not submitted such applications for our product candidates. We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

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•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical trials or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA, EMA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	the FDA, EMA or other regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

In addition, no product for the treatment of acute inner ear tinnitus or acute inner ear hearing loss has been approved by the FDA or the EMA. Accordingly, our current product candidates or any of our other future product candidates could take a significantly longer time to gain regulatory approval than expected or may never gain regulatory approval. This could delay or eliminate any potential product revenue by delaying or terminating the potential commercialization of our product candidates.

We generally plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union and in additional foreign countries where we have commercial rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical trials, commercial sales, pricing, and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. Failure to obtain marketing authorization for our product candidates will result in our being unable to market and sell such products, which would materially adversely affect our business, financial conditional and results of operations. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

Because we are developing therapies for which there is little clinical experience and, in some cases, using new endpoints, there is more risk that the outcome of our clinical trials will not be favorable. Even if the results of our trials are favorable, there is risk that they will not be acceptable to regulators or physicians.

There are currently no drugs with proven efficacy for acute inner ear tinnitus or acute inner ear hearing loss. In addition, there has been limited historical clinical trial experience generally for the development of drugs to treat these conditions. Regulatory authorities in the United States and European Union have not issued definitive guidance as to how to measure the efficacy of treatments for acute inner ear tinnitus or acute inner ear hearing loss, and regulators have not yet established what is required to be demonstrated in a clinical trial in order to signify a clinically meaningful result and/or obtain marketing approval. We have designed our Phase 3 trials for KeyzilenTM and AM-111 to include endpoints that we believe are clinically justified and meaningful. Specifically with regard to KeyzilenTM, the EMA indicated that a statistically significant improvement in tinnitus loudness that is supported by several secondary variables would demonstrate a clinically meaningful result. The FDA indicated that an improvement in tinnitus loudness supported by a co-primary efficacy point, such as the TFI questionnaire, would be clinically meaningful. The TACTT2 clinical trial with KeyzilenTM did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. Additionally, no product has been approved for marketing based upon such guidance and we cannot be certain that KeyzilenTM will be approved even if it were to demonstrate such results in TACTT3, its second Phase 3 trial, in particular because of the results of TACTT2.

With regard to AM-111, the FDA and EMA have indicated that a 10 dB improvement in hearing thresholds is clinically significant, in line with clinical practice. However, no product has been approved for marketing based upon such guidance and we cannot be certain that AM-111 will be approved even if it were to demonstrate such results in its Phase 3 trial.

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Some of our conclusions regarding the potential efficacy of KeyzilenTM in our completed TACTT2 clinical trial of KeyzilenTM for the treatment of acute inner ear tinnitus in certain subgroups are based on retrospective analyses of the results of these trials, which are generally considered less reliable indicators of efficacy than pre-specified analyses.

After determining that we did not achieve the co-primary efficacy endpoints in our completed TACTT2 clinical trial of KeyzilenTM for the treatment of acute inner ear tinnitus, we performed retrospective analyses that we believe show treatment effects on TFI in favor of KeyzilenTM in case of greater tinnitus severity at baseline. Although we believe that these additional analyses were warranted, a retrospective analysis performed after unblinding trial results can result in the introduction of bias if the analysis is inappropriately tailored or influenced by knowledge of the data and actual results. In particular, the analysis that resulted in a clinically meaningful effect being observed in active-treated patients who suffered from severe or extreme tinnitus poses greater risk of bias as such subgroup was not pre-specified in the trial design.

Because of these limitations, regulatory authorities typically give greatest weight to results from pre-specified analyses and less weight to results from post-hoc, retrospective analyses. As a result, even if TACTT3 provides confirmatory results for the subgroup of severe to extreme tinnitus, the TACTT2 results and the retrospective analysis could negatively impact the evaluation by the EMA or the FDA of our anticipated applications for marketing approval for KeyzilenTM.

If KeyzilenTM is only shown to be efficacious in certain subgroups, such as patients with otitis media-related tinnitus or greater tinnitus severity, we may only be able to obtain approval for these limited patient populations, which would reduce the market potential for KeyzilenTM and could materially adversely affect our business, financial condition and results of operations.

While our TACTT2 clinical trial with KeyzilenTM did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo, we believe that the trial data show treatment effects on TFI in favor of KeyzilenTM for the subgroups of patients with otitis media-related tinnitus or greater tinnitus severity. As a result, our amended trial protocol for TACTT3 includes these two subgroups in confirmatory statistical testing along with the overall study population.

If the TACTT3 results were to show clinically meaningful treatment effects in these subgroups but fail to show efficacy in the overall study population, we may not be able to receive regulatory approval for a patient population that is as broad as originally intended. If KeyzilenTM were to receive marketing approval for these more limited patient populations, its market potential would be diminished. We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of KeyzilenTM, our lead product candidate. As a result, approval for a more limited patient population could materially adversely affect our business, financial condition and results of operations.

Safety issues with isomers of our product candidates or with approved products of third parties that are similar to our product candidates, could delay or prevent the regulatory approval process or result in restrictions on labeling.

Discovery of previously unknown problems, or increased focus on a known problem, with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. Esketamine, the active pharmaceutical ingredient of KeyzilenTM, is an isomer of Ketamine, and may be affected by the safety of the drugs related to them. Although Ketamine has been used successfully in patients for many years, newly observed toxicities or worsening of known toxicities, in pre-clinical studies of, or in patients receiving, Ketamine, or reconsideration of known toxicities of Ketamine in the setting of new indications, could result in increased regulatory scrutiny of KeyzilenTM. For example, Ketamine is regulated by the Drug Enforcement Administration, or DEA, under the Controlled Substances Act as a Schedule III drug. DEA scheduling is a separate process that can delay when a drug may become available to patients beyond a New Drug Application, or NDA approval date, and the timing and outcome of such DEA process is uncertain. Although we have observed no abuse liability associated with KeyzilenTM to date, if KeyzilenTM were to be scheduled under the Controlled Substances Act, such scheduling could negatively impact the ability or willingness of physicians to prescribe KeyzilenTM and our ability to commercialize it.

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Our special protocol assessment agreement with the FDA for our Phase 3 study of KeyzilenTM does not guarantee any particular outcome from regulatory review, including ultimate approval and may not lead to a faster development or regulatory review or approval process.

We obtained agreement from the FDA on an SPA for the design of our U.S. Phase 3 trial of KeyzilenTM. We also designed our Phase 3 clinical trials for KeyzilenTM based on scientific advice that we received from the EMA. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase 3 clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to the effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. However, a SPA agreement does not guarantee approval of a product candidate, and even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement.

On August 18, 2016, we announced that the TACTT2 clinical trial with KeyzilenTM did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. TACTT2 was designed as a randomized, double-blind, placebo-controlled trial in acute inner ear tinnitus following traumatic cochlear injury or otitis media. The trial was conducted primarily in North America and randomized 343 patients to receive either KeyzilenTM 0.87 mg/mL or placebo in a 3:2 ratio. Based on insights from our continuing analysis of the TACTT2 trial, we are submitting a protocol amendment to regulatory agencies in Europe for TACTT3, the ongoing second Phase 3 clinical trial with KeyzilenTM. TACTT3 was originally designed as congruent with the design of TACTT2 regarding outcome measures and the patient population to be enrolled but it differed in that the improvement in the TFI score was not a co-primary efficacy endpoint, that it had a slightly smaller size (300 instead of 330 patients) and it also includes a separate stratum of patients suffering from post-acute inner ear tinnitus. In the amended trial protocol, the change in TFI score will be elevated from a key secondary endpoint to an alternate primary efficacy endpoint and the trial size will be increased by 60 patients in each of Stratum A (acute tinnitus stage) and Stratum B (post-acute tinnitus stage) to enhance statistical sensitivity to the effects of treatment. Additionally, in order to corroborate the TACTT2 results showing clinically meaningful treatment effect under the TFI over placebo for patients with otitis media-related tinnitus and greater tinnitus severity, the severity subgroup will be included in confirmatory statistical testing in TACTT3 along with the overall study population and the already pre-specified subgroup of patients with otitis media-related tinnitus.

We cannot be sure of how the FDA, EMA or other regulatory authorities will view the TACTT2 results, including the results that we believe show treatment effects on TFI in favor of KeyzilenTM for specific subgroups. Additionally, we cannot assure you that the protocol amendments to TACTT3 will be viewed favorably by the FDA, EMA or other regulatory authorities or that the TACTT3 clinical trial will succeed. We hope to apply for regulatory approval with the data from both the TACTT2 and TACTT3 clinical trials, but we have not spoken to the FDA, EMA or other regulatory authorities since obtaining the TACTT2 clinical trial results. These uncertainties could significantly delay or prevent any potential approval for KeyzilenTM.

In addition, TACTT3 was not assessed by the FDA as part of the SPA process, and in spite of the congruence between the trials, we cannot exclude that even if TACTT3 is successful, the differences in outcomes between the two pivotal trials may affect the FDA’s assessment (for example, from cultural differences in patient attitudes or perceptions as TACTT3 is being conducted outside North America). If the FDA revokes or alters its agreement under the SPA, or interprets the data collected from the clinical trials differently than we do, the FDA may not deem the data sufficient to support an application for regulatory approval. A revocation or alteration in our existing SPA could significantly delay or prevent approval of our application. Our SPA with the FDA and the scientific advice from the EMA does not ensure that KeyzilenTM will receive marketing approval or that the approval process will be faster than conventional regulatory procedures.

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As a result, if TACTT3 is not successful, we may not be able to obtain marketing approval, and even if TACTT3 is successful, we may not be able to obtain marketing approval without any further data, which could materially adversely affect our business, financial condition and results of operations.

We do not have control over the actual number of study participants that are willing and eligible for enrollment in the open label follow-on safety studies, AMPACT1 and AMPACT2. Hence, the number of patients with safety data may fail to reach the levels specified and requested by the FDA.

The FDA has requested safety data from chronic intermittent use of KeyzilenTM by a minimum of 300 patients treated for six months and a minimum of 100 patients treated for one year, to support a new drug application filing for KeyzilenTM in the treatment of acute peripheral tinnitus. We are seeking to address this request by offering all participants completing the TACTT2 and TACTT3 studies and continuing to meet certain criteria the option to roll over into an open label follow-on safety study (AMPACT1 and AMPACT2, respectively) and receive up to three treatment cycles with KeyzilenTM over a period of up to nine months. Together with the three month TACTT study duration, this would cover up to 12 months of exposure. Since a higher than expected number of TACTT study participants has been willing and eligible for enrollment into the AMPACT studies so far, we reduced the number of available treatment cycles in AMPACT2 from three to one by way of a protocol amendment in the first quarter 2016 and are still confident of meeting the requested number of patients with chronic intermittent use data. However, we have no control over the actual number and over the number of treatment cycles that the AMPACT participants will choose. Hence the number of patients with safety data over six months and over 12 months may or may not reach the levels specified and requested by the FDA. In case of insufficient numbers, this will become a review issue at the time of the NDA submission. Although we plan to apply for an indication of acute inner ear tinnitus, rather than chronic inner ear tinnitus, we cannot ensure that the FDA will be satisfied with the data supporting our NDA if we are not able to enroll sufficient numbers of patients in AMPACT1 and AMPACT2.

Even if our product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If marketing authorization is obtained for any of our product candidates, the product will remain subject to continual regulatory review and therefore authorization could be subsequently withdrawn or restricted. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and recordkeeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, cGDPs and cGCPs for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

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If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations. The FDA’s or any other regulatory authority’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States and the European Union, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval.

For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products, expanded eligibility criteria for Medicaid programs, and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Substantial new provisions affecting compliance were enacted, which may affect our business practices with health care practitioners. Although we will not know the full effects of the Health Care Reform Law until applicable federal and state agencies issue regulations or guidance under the law, the Health Care Reform Law appears likely to continue the pressure on pharmaceutical pricing and may also increase our regulatory burdens and operating costs. There have been judicial and Congressional challenges to certain aspects of the Health Care Reform Law, and we expect there will be additional challenges and amendments to the Health Care Reform Law in the future.

Moreover, other legislative changes have also been proposed and adopted in the United States since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

In the European Union, proposed new clinical trial regulations will centralize clinical trial approval, which eliminates redundancy, but in some cases this may extend timelines for clinical trial approvals due to potentially longer wait times. Proposals to require specific consents for use of data in research, among other measures, may increase the costs and timelines for our product development efforts. Austerity measures in certain European nations may also affect the prices we are able to seek if our products are approved, as discussed below.

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Both in the United States and in the European Union, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.

Our relationships with customers and payors may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which, if violated, could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.

Healthcare providers, payors and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, primarily in the United States, that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable U.S. healthcare laws and regulations, include the following:

•	the U.S. healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under U.S. government healthcare programs such as Medicare and Medicaid;

•	the U.S. False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices, biologics and medical supplies to report to the U.S. Department of Health and Human Services information related to payments and other transfers of value made by such manufacturers to physicians and teaching hospitals, and ownership and investment interests held by physicians or their immediate family members; and

•	analogous laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Similar laws exist in other jurisdictions.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under the U.S. federal Anti-Kickback Statute, it is possible that some of our future business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

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Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business with are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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